Exhibit 99.1

Kraft Heinz Files Annual Report for Fiscal Year 2018
Announces Election of Joao M. Castro-Neves to the Board of Directors

PITTSBURGH & CHICAGO - June 7, 2019 - The Kraft Heinz Company (Nasdaq: KHC) today announced it filed with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 10-K for the year ended December 29, 2018 (the “Annual Report”). The Company also announced that the Kraft Heinz Board of Directors elected to the Board Joao M. Castro-Neves, effective June 12, 2019.

“We are pleased that Kraft Heinz is returning to a path of normalization,” said Alex Behring, Chairman of Kraft Heinz’s Board of Directors. “The adjustments to correct prior year misstatements are in line with the preliminary amounts disclosed in our Form 8-K filed on May 6, 2019. In addition, we are thrilled to welcome Joao to the Board as he brings significant consumer sector expertise to Kraft Heinz,” said Mr. Behring.

Restated Financial Statements

The Annual Report includes restated audited consolidated financial statements as of December 30, 2017 and for the years ended December 30, 2017 and December 31, 2016, as well as restated unaudited interim financial statements for the quarterly periods ended September 29, 2018, June 30, 2018, March 31, 2018, September 30, 2017, July 1, 2017, and April 1, 2017.

The misstatements were not quantitatively material. However, due to the qualitative nature of the matters identified in our internal investigation, including the number of years over which the misconduct occurred and the number of transactions, suppliers, and procurement employees involved, the Company determined that it would be appropriate to correct the misstatements in our previously issued consolidated financial statements by restating such financial statements.

The cumulative impact of the restatements to previously reported amounts from 2015 to 2018 is less than 1% of net income/(loss) for each applicable period.  More details, including the impact to each of the annual and interim financial statements is described in detail in the Company’s 2018 annual report. These misstatements are consistent with what the Company disclosed on May 6, 2019.

The Company intends to file its Quarterly Report on Form 10-Q for the first quarter ended March 30, 2019 as promptly as practicable. The Company also expects to be current with its periodic filings by the second quarter of 2019.

The Company’s internal investigation into its procurement area and assessment of internal controls is now complete, and the Company continues to cooperate with the SEC in its investigation. As a result of the internal investigation and material weaknesses identified, the Company is taking actions to improve internal policies and procedures and to strengthen internal control over financial reporting.

Joao M. Castro-Neves Elected to Board

The Board has elected Mr. Castro-Neves because of his extensive experience in the consumer goods industry in his various positions with AB InBev. With the election of Mr. Castro-Neves, the Board size remains unchanged.

Mr. Castro-Neves, age 52, served as Chief Executive Officer of Anheuser-Busch, AB InBev’s North American unit, and Zone President, North America of AB InBev, from January 2015 until December 2017. Mr. Castro-Neves joined Companhia de Bebidas das Americas S.A. (“AMBEV”), a predecessor of AB InBev, in 1996 and served in positions of increasing responsibility, including Chief Financial Officer from January 2005 until December 2006 and Chief Executive Officer from January 2009 until December 2014. He has also served as Chief Executive Officer of Quilmes Industrial S.A., a subsidiary of AMBEV based in Argentina, from January 2007 until December 2008.

CEO Compensation

The Compensation Committee of the Board of Directors approved the terms of employment with incoming Chief Executive Officer Miguel Patricio.  The terms of Mr. Patricio's compensation, which are described in today’s 8-K filing, are largely performance driven, based on sustained and significant growth in long-term shareholder value.  In addition, to demonstrate his commitment to Kraft Heinz, Mr. Patricio is investing $20 million of his own money to purchase Kraft Heinz shares which will be issued in the future consistent with the Company’s policies and applicable securities laws and subject to a four-year restriction on transfer.

To further structure and align the compensation of Kraft Heinz's CEO with its shareholders, Mr. Patricio will receive a performance-based stock award that will entitle him to receive between 200,000 and 600,000 shares of Kraft Heinz common stock depending on the Company’s stock price appreciating to between $45 and $55 per share (or approximately 55% to 90% above the current stock price) during the first three years of his employment. If Mr. Patricio receives these additional performance share units, he will be required to hold them for an additional three-year period.

Mr. Patricio’s compensation includes a base salary of $1,000,000 per year; a one-time signing bonus of $1,000,000; a target annual bonus opportunity at 300% of base salary; and an equity award in the form of performance share units and restricted stock units (with a grant date fair value of $20 million and $15 million respectively, for an aggregate equity award of $35 million).

Mr. Hees’ total outgoing CEO compensation in 2018 was $1,149,136 as he forfeited the performance share units and restricted stock units granted in 2018 due to the performance of the business and his decision to leave the company, respectively. The Board also authorized a severance payment to Mr. Hees, which will include a year’s base pay of $1 million and a prorated bonus for six months at $1.084 million, for a total severance payment of $2.084 million.

ABOUT THE KRAFT HEINZ COMPANY

For 150 years, we have produced some of the world’s most beloved products at The Kraft Heinz Company (Nasdaq: KHC). Our Vision is To Be the Best Food Company, Growing a Better World. We are one of the largest global food and beverage companies, with 2018 net sales of approximately $26 billion. Our portfolio is a diverse mix of iconic and emerging brands. As the guardians of these brands and the creators of innovative new products, we are dedicated to the sustainable health of our people and our planet. To learn more, visit http://www.kraftheinzcompany.com/ or follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains a number of forward-looking statements. Words such as “appreciate,” “drive,” “expect,” “give,” “growth,” “improve,” “intend,” “invest,” “may,” “remain,” “return,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding Kraft Heinz’s plans, objectives, opportunities, investments, execution and growth. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q and compliance with Nasdaq’s listing rules and with the requirements outlined by Nasdaq. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risk that any announcements relating to the announced changes in management, executive compensatory arrangements, financial reporting and the filing of our periodic reports as required by the Securities and Exchange Commission (the “SEC”) could have adverse effects on the market price of Kraft Heinz’s common stock, and the risk that the announcements could have an adverse effect on the ability of Kraft Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, risks related to the disruption of management time from ongoing business operations due to the time and resources allocated to the changes to our management team, executive compensatory arrangements, financial reporting and the filing of the periodic reports required by to be filed with the SEC, and further material delays in Kraft Heinz’s completion of its financial reporting and in the filing of the periodic reports required to be filed with the SEC, including the possibility that the ongoing reviews and investigations may identify additional errors, internal control deficiencies, misstatements, or material weaknesses in Kraft Heinz’s accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation. For additional information on these and other factors that could affect Kraft Heinz’s forward-looking statements, see risk factors described under the heading “Risk Factors,” as they may be amended from time to time, set forth in its filings with the SEC, including its most recently filed Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Kraft Heinz disclaims and does not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

The Kraft Heinz Company

Michael Mullen (media)
Michael.Mullen@kraftheinz.com

Christopher Jakubik, CFA (investors)
ir@kraftheinz.com

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